Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ignite Biomedical, Inc.
945 Concord Street, Suite 202
Framingham, MA 01701
https://www.ignitebiomedical.com/

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Ignite Biomedical, Inc.
Address: 945 Concord Street, Suite 202, Framingham, MA 01701
State of Incorporation: DE
Date Incorporated: November 02, 2022

Terms:

Convertible Promissory Note

Offering Minimum: $20,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: February 06, 2027
Valuation Cap: $20,000,000.00
Discount: 20.0%
Annual Interest Rate: 15.0%
Minimum Investment Amount (per investor): $496.47

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share.

Material Rights:

The total amount outstanding includes 500,000 shares to be issued pursuant to the Company's Stock Option Plan, reserved but unissued.

Voting Rights. One vote per share. Votes together with Preferred Stock as a single class on an as-converted basis. No cumulative voting.

Dividends. May receive dividends when declared, but only if Preferred Stockholders receive at least an equal dividend on an as-converted basis.

Liquidation Rights. Entitled to residual assets after all debts and any Preferred Stock liquidation preferences, if applicable.

Conversion. Common Stock is not convertible into any other class or series.

Drag-Along Rights. Subject to drag-along if majority of capital stockholders approve a company sale; must sell on the same terms as majority holders.

Concurrent Offering Under Regulation D

The Company is conducting a concurrent offering of convertible promissory notes under Regulation D, Rule 506(c). These notes have substantially similar terms to those offered under this Regulation Crowdfunding offering, including a 15% interest rate, $1,000,000 conversion trigger, 20% discount, and $20,000,000 valuation cap. However, the Regulation D notes may convert into Preferred Stock in connection with a future equity financing, while notes offered under Regulation Crowdfunding will convert into Common Stock. Additionally, the Regulation D notes require a 67% noteholder approval threshold for amendments, compared to 51% for this offering. As of the date of this Form C, no Regulation D notes have closed, but the offering remains open and may raise up to $7,500,000. Please see the Dilution and Risk Factors section of the Form C for further information.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity,

will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine noteholders. See 10% Bonus below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive exclusive quarterly updates on R&D progress.

Early Bird 2: Invest $10,000+ within the first 2 weeks and receive Early Bird 1 Perks + an invitation to a virtual roundtable discussion with the executive team.

Early Bird 3: Invest $25,000+ within the first 2 weeks and receive Early Bird 1 and 2 Perks + opportunity to visit R&D lab (travel & lodging not included).

Amount-Based Perks

Visionary Leader: $10,000+ investment and receive early access info to new tech.

Revolutionary Pioneer: $25,000+ investment and receive new tech integrations.

Elite Innovator: $50,000+ investment and receive exclusive quarterly updates on R&D progress, VIP dinner with the CEO and board members (travel & lodging not included).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Ignite Biomedical, Inc. will offer a 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 16.5% instead of 15%.

This 10% increase in the annual interest rate is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate for which they are eligible.

The Company and its Business

Company Overview

Company Overview

Ignite Biomedical, Inc. (or the "Company") addresses the critical issue of medication non-response with its AI-driven, blood-based biomarker tests, known as Therapeutic Response Predictors (TRPs). The Company's flagship product predicts patient response to TNF inhibitors—medications for autoimmune conditions like Crohn's Disease and Rheumatoid Arthritis. By enabling personalized treatment, Ignite Biomedical aims to prevent unnecessary drug exposure, mitigate adverse effects, and improve patient outcomes.

Business Model

Ignite Biomedical generates revenue through high-accuracy, RNA-based blood tests that predict patient response to TNFi therapies. Initially targeting the inflammatory bowel disease (IBD) market, Ignite plans to expand to other indications within autoimmune diseases. With partnerships that include Liquid Biosciences for biomarker discovery and SmartHealth Diagnostics for lab support, Ignite is positioned to secure regulatory approval, pursue reimbursement from Medicare and private insurers, and scale commercially.

Intellectual Property

Ignite Biomedical's technology is protected under patents for predictive biomarkers in inflammatory conditions, with coverage extending through 2038. Its intellectual property, backed by the Emerge AI platform from Liquid Biosciences, provides Ignite exclusive rights to cutting-edge, RNA-based biomarkers for therapeutic response prediction, allowing the Company to deliver highly accurate tests that are differentiated from other products on the market.

Jake P. Nichols' 2018 Personal Bankruptcy and Related Considerations

Jake P. Nichols, the CMO and Board Director of Ignite Biomedical, Inc., voluntarily filed for personal bankruptcy, which was discharged on March 9, 2018. His financial difficulties stemmed from a combination of personal and professional challenges, including significant debt accumulated over a prolonged period of hardship and extended unemployment. Ultimately, he chose to file for bankruptcy as a result of these circumstances.

Competitors and Industry

Competitors

Ignite Biomedical's primary competitor is Scipher Medicine, which offers a similar predictive test, PrismRA, specifically for rheumatoid arthritis. Unlike PrismRA, Ignite's product provides binary (yes/no) results for IBD patients, eliminating the need for physician interpretation. Ignite's product also boasts higher sensitivity and specificity than competing tests, making it a more reliable tool for guiding TNFi therapy decisions.

Industry

The precision medicine industry is growing rapidly, driven by the need for individualized treatment approaches. TNF inhibitors represent a $30 billion market worldwide, though up to 70% of patients do not achieve an optimal response with these drugs. As healthcare systems move toward personalized medicine, Ignite Biomedical's TRP tests address a crucial gap, improving clinical outcomes while reducing costs.

Current Stage and Roadmap

Current Stage

Ignite Biomedical has completed the analytical validation phase, validating the TNFi test's technical accuracy in detecting relevant biomarkers. The Company has raised $1.5 million in pre-seed funding, which supported initial development. Ignite is now seeking additional capital to begin clinical validation, with the aim of launching commercially in the near term.

Future Roadmap

Ignite Biomedical's future milestones include completing clinical validation of the product, obtaining Medicare reimbursement, and expanding into additional autoimmune indications. Over the next few years, Ignite plans to build a comprehensive test portfolio, including TRPs for other therapies and a behavioral health division targeting substance use disorders. Long-term, Ignite aims to create a single test that would identify ALL Medications that a patient may respond to, driving potential growth through innovation in precision medicine.

The Team

Officers and Directors

Name: Claudio Faria

Claudio Faria's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman and Chief Executive Officer
  Dates of Service: September, 2024 - Present
  Responsibilities: Claudio is the CEO and Chairman of the Board at Ignite Biomedical, as well as an original founder. Claudio is a 51% shareholder in Ignite Biomedical and receives a salary compensation of $300K from the Company.

Other business experience in the past three years:

- Employer: Alexion-AstraZeneca
  Title: Executive Director, Global Outcomes and Economics
  Dates of Service: November, 2018 - September, 2022
  Responsibilities: Address value (clinical and economic benefit) of their portfolio globally with a focus on US and Latin America with external stakeholders.

Name: Jake Nichols

Jake Nichols's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Board Member, Principal Accounting Officer, and Chief Medical Officer
  Dates of Service: November, 2022 - Present
  Responsibilities: As a cofounder and CMO, Jake's role is to convey the vision that Ignite Biomedical has for product development. Jake does not receive salary or equity compensation from the Company. Jake will be providing Form C sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

- Employer: US Worldmeds
  Title: Director of Medical Affairs
  Dates of Service: October, 2022 - November, 2024
  Responsibilities: Providing medical support relative to the company's medications to both internal employees and clinicians treating addiction.

Other business experience in the past three years:

- Employer: PlanetPharma
  Title: Medical Science Liaison
  Dates of Service: January, 2022 - May, 2022
  Responsibilities: Provide medical support to internal staff as well as study sites for a potential antidepressant treatment.

Name: Kimberly Baldwin

Kimberly Baldwin's current primary role is with Ipsen Biopharmaceuticals . Kimberly Baldwin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2024 - Present
  Responsibilities: Kimberly is an active board member. Kimberly does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Ipsen Biopharmaceuticals
  Title: Senior Vice President, Value & Access
  Dates of Service: June, 2014 - Present
  Responsibilities: Kimberly Baldwin is the Senior Vice President of Value & Access where she is responsible for leading the strategic Pricing, Account Management, Trade & Distribution, Reimbursement and Patient Services functions for the US.

Name: Patrick Lilley

Patrick Lilley's current primary role is with Liquid Biosciences. Patrick Lilley currently services 1-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2022 - Present
  Responsibilities: Patrick is a board member of Ignite Biomedical, and CEO of Ignite's AI biomarker discovery partner, Liquid Biosciences. Patrick does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Liquid Biosciences
  Title: Chief Executive Officer
  Dates of Service: April, 2016 - Present
  Responsibilities: Chief Executive Officer

Name: Joseph Boswell

Joseph Boswell's current primary role is with GenMAV Inc. Joseph Boswell currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2024 - Present
  Responsibilities: Joseph is on the Board of Directors and serves in an advisory capacity. Joseph does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: GenMAV Inc
  Title: President, Chief Executive Officer, and Founder
  Dates of Service: April, 2021 - Present
  Responsibilities: Joseph founded and runs the company.

Other business experience in the past three years:

- Employer: ACCESS Forum LLC
  Title: President
  Dates of Service: November, 2022 - Present
  Responsibilities: Joseph leads the industry organization.

Name: Brent McCall

Brent McCall's current primary role is with Presentation Impact, LLC. Brent McCall currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: October, 2023 - Present
  Responsibilities: Brent is a Board Member and Investor in Friends and Family Round. Brent does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Presentation Impact, LLC
  Title: President
  Dates of Service: October, 2014 - Present
  Responsibilities: Founder, Owner, and President. Brent is also the lead trainer and coach.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and

should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and

limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Clarity-TNFi. Delays or cost overruns in the development of our Clarity-TNFi and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
As a convertible note holder of the company, you will have no voting rights. Should the note convert into shares of Common Stock, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Ignite Biomedical, Inc. was formed on 11/2/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ignite Biomedical, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Clarity-TNFi is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth

opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic

environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Dependence on Clinical Validation and Regulatory Approval for Product Commercialization
Ignite Biomedical's ability to generate revenue depends significantly on the successful clinical validation of its Clarity-TNFi test and subsequent regulatory approvals and reimbursements. Failure to demonstrate sufficient clinical efficacy during validation could delay or prevent regulatory approval, negatively impacting the company's commercialization timeline and financial performance. Additionally, Ignite's strategy relies on obtaining reimbursement codes from Medicare and other insurers; any challenges in securing favorable reimbursement rates or broad coverage could limit market adoption and accessibility of the test. Changes in regulatory policies or payer requirements could further impact the approval and acceptance of Ignite's products, posing a risk to the company's projected growth and financial stability.

Prior Personal Bankruptcy of Officer May Present Perceived Risk
Jake P. Nichols, our Chief Marketing Officer and a member of our Board of Directors, voluntarily filed for personal bankruptcy, which was discharged on March 9, 2018. This bankruptcy resulted from a combination of personal and professional financial challenges, including significant debt and a period of extended unemployment. While Mr. Nichols has since resolved these issues and is not currently subject to any bankruptcy proceedings, his past financial difficulties could raise concerns for potential investors and may negatively impact our reputation or our ability to secure financing in the future.

Concurrent Offerings May Result in Unequal Terms Among Investors
The Company is conducting a Regulation D offering of convertible notes in parallel with this Regulation Crowdfunding offering. Although the terms are similar, Regulation D investors may receive Preferred Stock upon conversion, while Regulation Crowdfunding investors will receive Common Stock. As a result, investors in this offering may have different rights in future equity financings or liquidity events, including liquidation preferences or voting rights. Please see the Dilution section of the Form C for how this may affect your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Claudio Faria	2,850,000	Common Stock	51.82%
Jake Nichols	1,900,000	Common Stock	34.55%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, Convertible Promissory Note Series 2025 - CF, Seed Series Preferred Stock, and Convertible Note.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,500,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 500,000 shares to be issued pursuant to the Company's Stock Option Plan, reserved but unissued.

Voting Rights. One vote per share. Votes together with Preferred Stock as a single class on an as-converted basis. No cumulative voting.

Dividends. May receive dividends when declared, but only if Preferred Stockholders receive at least an equal dividend on an as-converted basis.

Liquidation Rights. Entitled to residual assets after all debts and any Preferred Stock liquidation preferences, if applicable.

Conversion. Common Stock is not convertible into any other class or series.

Drag-Along Rights. Subject to drag-along if majority of capital stockholders approve a company sale; must sell on the same terms as majority holders.

Convertible Note

The security will convert into Shares of the same class of equity issued in the next qualified financing, or series seed preferred stock if converted at maturity or in a corporate transaction. and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,825,000.00
Maturity Date: November 15, 2026
Interest Rate: 15.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Raise of $1 million in Next Equity Financing

Material Rights

Convertible notes convert into the equity securities issued in the next financing round or into Preferred Stock upon maturity or a corporate transaction. In a sale, noteholders receive the greater of repayment or value as-converted. Amendable by holders of 67% in principal. No prepayment without majority holder consent. Automatic conversion requires $1 million in new cash financing.

Convertible Promissory Note Series 2025 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note Series 2025 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: February 06, 2027
Interest Rate: 15.0%

Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Qualified Financing of at least $1,000,000 - see material rights below

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

Please see the Company's Amended and Restated Certificate of Incorporation for further information, attached to the Offering Circular as Exhibit F.

Seed Series Preferred Stock

The amount of security authorized is 852,729 with a total of 0 outstanding.

Voting Rights

One vote per share as converted into shares of Common Stock.

Material Rights

Voting Rights. Each share votes on an as-converted-to-Common basis, voting together with Common Stock as a single class. No cumulative voting.

Dividends. Non-cumulative: payable only if and when declared. No dividends on Common unless Preferred receives equal or greater value on an as-converted basis.

Optional Conversion. Convertible into Common Stock at any time at the holder's option at a 1:1 ratio based on the $11.80

Original Issue Price, subject to standard anti-dilution adjustments.

Mandatory Conversion. Automatic conversion upon a qualified IPO ($10M+ proceeds and national exchange listing) or approval by a majority of Preferred holders.

Adjustments. Conversion Price adjusts for stock splits, combinations, stock dividends, other distributions, and certain reorganizations.

Liquidation Rights. No stated preference; participates on an as-converted basis unless otherwise agreed in future financings.

Drag-Along Rights. Holders may be required to sell their shares in a majority-approved company sale on the same terms as majority holders.

Amendments. Majority of Preferred (over 50%) may amend or waive rights.

Convertible Note

The security will convert into Shares of the same class of equity issued in the next qualified financing, or series seed preferred stock if converted at maturity or in a corporate transaction. and the terms of the Convertible Note are outlined below:

Amount outstanding: $575,000.00
Maturity Date: October 30, 2027
Interest Rate: 15.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Raise of $1 million in Next Equity Financing

Material Rights

Convertible notes convert into the equity securities issued in the next financing round or into Preferred Stock upon maturity or a corporate transaction. In a sale, noteholders receive the greater of repayment or value as-converted. Amendable by holders of 67% in principal. No prepayment without majority holder consent. Automatic conversion requires $1 million in new cash financing.

What it means to be a minority holder

As a convertible note holder of the Company, you will have no voting rights. Should the note convert into shares of Common Stock, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

In addition to this crowdfunding raise, the Company is conducting a concurrent offering under Regulation D, Rule 506(c), with convertible notes on substantially similar terms. However, while Regulation Crowdfunding investors will receive Common Stock upon conversion, Regulation D investors may receive Preferred Stock, which could carry liquidation preferences, anti-dilution protection, or other preferential rights not afforded to Common Stockholders. As a result, this concurrent offering may result in additional dilution and a difference in rights among investor groups.

Please see the Offering Terms and Risk Factors sections of the Form C for more information.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Founder stock grant
  Date: November 02, 2022
  Offering exemption relied upon: Rule 701

- Type of security sold: Convertible Note
  Final amount sold: $1,825,000.00
  Use of proceeds: Licensing & test development
  Date: July 31, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $575,000.00
  Use of proceeds: Continuing operations and clinical development
  Date: January 31, 2025
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without additional investment, we could operate for approximately 3 months.

Foreseeable major expenses based on projections:

Our primary expense will be our planned clinical trial. It's estimated that for 2025, costs associated with the clinical trial will be approximately $1.5 million and could total $3.6 million.

Future operational challenges:

Scaling our operations is the primary challenge. We have secured intellectual property for additional tests already, but without capital, they obviously can’t be developed as blood tests.

Future challenges related to capital resources:

The rate at which we raise capital is directly proportional to how quickly we can get our current test approved for use. If we experience delays in completing our clinical trial, that will also impact the regulatory process.

Future milestones and events:

Our first test has recently achieved an important milestone, which is referred to as analytic validity. We will be announcing that very soon. Other future milestones that will impact our company include:

- Official commencement of our clinical trial

- Achieving regulatory approval as a laboratory-developed test (LDT)

- Attaining reimbursement for Medicare and Medicaid

- Publication of trial results

- FDA clearance

- Procurement of additional intellectual property

- Development of new tests

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2025, the Company has capital resources available in the form of $149,926.11 cash on hand.

The Company has contemplated additional future sources of capital, including a concurrent Regulation D offering of convertible promissory notes. These notes are offered on substantially similar terms to the Regulation Crowdfunding notes, including interest rate, maturity, conversion trigger, discount, and valuation cap. However, notes sold under the Regulation D offering may convert into Preferred Stock, which could carry rights and preferences not available to Common Stockholders under this offering.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support ongoing operations and our clinical trial.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 18% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $ 124,000, we anticipate the Company will be able to operate for 2 months. This is based on a current monthly burn rate of $57,500 for expenses related to salaries, legal fees, office rent, and contracted services.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for approximately 12 months. This is based on a projected monthly burn rate of $100,000 for expenses related to salaries, office rent, contract vendor services, legal fees, and clinical trial costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including moving directly to a series A round. We may also extend our current convertible note round, which is being offered concurrently under Regulation D and conducted concurrently with this Regulation Crowdfunding campaign, to raise an additional $5 million. The Company believes this extension will provide the capital necessary to complete its clinical trial and support operational growth. Investors in the Regulation D offering may receive Preferred Stock upon conversion, unlike the Common Stock issued to investors under this offering.

Indebtedness

- Creditor: Convertible Note Payable
  Amount Owed: $1,825,000.00
  Interest Rate: 15.0%
  Maturity Date: November 15, 2026
  Conversion Trigger: Raise of $1 million in seed round Discount Rate: 15 Valuation Cap: 20000000

- Creditor: Dr. Stuart Gitlow
  Amount Owed: $100,000.00
  Interest Rate: 7.0%
  Ignite Biomedical currently carries a $100,000 loan from current shareholder Dr. Stuart Gitlow, as of October 7, 2024. The interest rate was retroactively amended to 7.0% annually on March 7, 2025. This debt is repayable upon receipt of sufficient proceeds from this Regulation CF offering to discharge the then-outstanding Principal and accrued but unpaid Interest.

- Creditor: Convertible Note Payable
  Amount Owed: $575,000.00
  Interest Rate: 15.0%
  Maturity Date: October 30, 2027

Related Party Transactions

- Name of Person: Dr. Stuart Gitlow
  Relationship to Company: Pre-Seed Investor
  Nature / amount of interest in the transaction: Dr. Stuart Gitlow is a pre-seed investor.
  Material Terms: On October 7, 2024, Dr. Stuart Gitlow, a pre-seed investor and current shareholder, issued a $100,000 unsecured loan to the Company. The loan carries interest at 7.0% per annum and is repayable upon the Company's receipt of sufficient proceeds from this Regulation Crowdfunding offering to discharge the outstanding principal and accrued interest.

- Name of Entity: Medovation Capital Resources, LLC
  Names of 20% owners: Jay Rosan and Dixon Thayer
  Relationship to Company: Consulting Services
  Nature / amount of interest in the transaction: Medovation Capital Resources, LLC provides business consulting services.
  Material Terms: Ignite Biomedical currently has an Equity Incentive Plan agreement with Medovation Capital Resources, LLC as of September 30, 2024. Medovation has been granted the option to purchase up to 317,633 shares at an exercise price of $11.80 per share. A total of 50% of those shares were vested at the grant date. The remaining 50% vests over the subsequent 24-month period, at 3-month intervals. To date, none of those options have been exercised.

Valuation

Valuation Cap: $20,000,000.00

Valuation Cap Details: This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,400,000 in convertible securities outstanding, all of which were issued under a concurrent Regulation D offering of convertible notes. Please refer to the Company Securities section of the Offering Memorandum for further details regarding these outstanding convertible securities, which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees

75.0%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
14.0%
We will use 14% of the funds raised for market and customer research, new product development and market testing.

- Working Capital
5.5%
We will use 5.5% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
5.5%

- StartEngine Service Fees
1.0%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
70.0%
We will use 70% of the funds raised for market and customer research, new product development and market testing.

- Working Capital
23.5%
We will use 23.5% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.ignitebiomedical.com/ (www.ignitebiomedical.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ignitebiomedical

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Ignite Biomedical, Inc.

[See attached]

Ignite Biomedical, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Ignite Biomedical, Inc Management

We have reviewed the accompanying financial statements of Ignite Biomedical, Inc (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
April 18, 2025

IGNITE BIOMEDICAL, INC
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	233,657	725,006
Total Current Assets	233,657	725,006
Non-Current Assets:		
ROU Asset	16,036	-
Total Non-Current Assets	16,036	-
TOTAL ASSETS	249,693	725,006
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit Cards Payable	3,808	-
Short Term Lease Liability	16,436	-
Unearned Revenue	1,000,000	500,000
Notes Payable - ST	100,000	-
Accrued Expenses	115,150	25,150
Total Current Liabilities	1,235,394	525,150
Non-Current Liabilities:		
Convertible Notes	1,825,000	1,500,000
Total Non-Current Liabilities	1,825,000	1,500,000
TOTAL LIABILITIES	3,060,394	2,025,150
EQUITY		
Common Stock	52	50
APIC	7,735	247,978
Accumulated Deficit	(2,818,488)	(1,548,172)
TOTAL EQUITY	(2,810,701)	(1,300,144)
TOTAL LIABILITIES AND EQUITY	249,693	725,006

See Accompanying Notes to these Unaudited Financial Statements

IGNITE BIOMEDICAL, INC
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Operating Expenses		
Contractors	15,453	-
Operating Lease	8,194	-
Advertising & Marketing	57,105	2,312
Payroll	135,559	-
General & Administrative	2,160,634	1,520,799
Legal & Professional	45,726	-
Total Operating Expenses	**2,422,670**	**1,523,111**
Total Loss from Operations	**(2,422,670)**	**(1,523,111)**
Other Income (Expense)		
Interest Expense	(91,004)	(25,061)
Interest Income	108	-
Total Other Income (Expense)	**(90,897)**	**(25,061)**

See Accompanying Notes to these Unaudited Financial Statements

IGNITE BIOMEDICAL, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/23	-	-	-	-	-
Issuance of Common Stock	5,000,000	50	-	-	50
Additional Paid in Capital	-	-	247,978	-	247,978
Prior Period Adjustment	-	-	-	-	-
Net income (loss)	-	-	-	(1,548,172)	(1,548,172)
Ending balance at 12/31/23	5,000,000	50	247,978	(1,548,172)	(1,300,144)
Issuance of Common Stock	198,520	2	-	-	2
Additional Paid in Capital	-	-	(240,243)	-	(240,243)
Prior Period Adjustment	-	-	-	1,243,251	1,243,251
Net income (loss)	-	-	-	(2,513,567)	(2,513,567)
Ending balance at 12/31/24	5,198,520	52	7,735	(2,818,488)	(2,810,701)

See Accompanying Notes to these Unaudited Financial Statements

IGNITE BIOMEDICAL, INC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,513,567)	(1,548,172)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
ROU Asset	(16,036)	-
Credit Cards Payable	3,808	-
Short Term Lease Liability	16,436	-
Unearned Revenue	500,000	500,000
Accrued Expenses	90,000	25,150
Prior Period Adjustment	1,243,251	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,837,459	525,150
Net Cash provided used in Operating Activities	(676,108)	(1,023,022)
INVESTING ACTIVITIES	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Notes Payable - ST	100,000	-
Convertible Notes	325,000	1,500,000
Common Stock	2	50
APIC	(240,243)	247,978
Net Cash provided by Financing Activities	184,759	1,748,028
Cash at the beginning of period	725,006	-
Net Cash increase (decrease) for period	(491,349)	725,006
Cash at end of period	233,657	725,006

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Ignite Biomedical, Inc. ("the Company") was formed in Delaware on November 2nd, 2022. The Company plans to develop both diagnostic and prognostic blood tests from an AI-based evolutionary computing platform. These tests will have very high degrees of accuracy and can be utilized to diagnose disease or to predict response to medication treatments. The Company's headquarters is in Framingham, Massachusetts. The Company's customers will be located in the United States. The Company intends to carry out a crowdfunding campaign in order to raise capital for business development and validation purposes.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $233,657 and $725,006 in cash as of December 31, 2024 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of accounting, finance, tax, legal, research & development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Massachusetts. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2024, the Company entered into a loan agreement with investor Stuart Gitlow for the amount of $100,000. This will be repaid at a given interest rate and is not considered to be an equity investment. Further details of this loan will be provided under Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On April 26, 2024, the Company entered into a lease agreement with Regus Management Group, LLC for a property located in Framington, MA. The lease originally had a term of 18 months, commencing on July 1, 2024.

	2024
Lease expense	
Operating lease expense	8,194
Total	8,194
Other Information	
Operating cash flows from operating leases	7,794
Weighted-average remaining lease term in years for operating leases	1
Weighted-average discount rate for operating leases	4.48%

Maturity Analysis	Operating
2025-12	16,788
2026-12	-
2027-12	-
2028-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	16,788

NOTE 5 – LIABILITIES AND DEBT

Loan

The company entered into a loan agreement with shareholder Stuart Gitlow on October 07, 2024. This loan should be paid in full on receipt of capital received from StartEngine Primary, LLC with an interest rate of 4.21%.

Convertible Notes

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged from 15% - 20%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2026 to 2028. The notes are convertible into shares of the Company's common stock at a discount rate ranging from 15% - 20% during a change of control or qualified financing event. Notes with maturity dates in 2028 were formally signed in 2025, however, these transactions took place in 2024.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 5,198,520 Shares were issued and outstanding as of 2023 and 2024, of which 198,520 were stock options issued in 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 852,729 of preferred shares with a par value of $0.00001 per share. No shares were issued and outstanding as of 2023 and 2024.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 18, 2025, the date these financial statements were available to be issued.

The annual interest rate for active loan between shareholder Stuart Gitlow and the Company has been increased from 4.21% to 7%. The repayment terms, however, remain the same.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF IGNITE BIOMEDICAL

64% of patients don’t respond to FDA approved therapies* - Ignite Biomedical is developing solutions to change this!

We are currently in the early development stages of our products, with our TNFi treatment response predictor test passing the first step of test development, analytical validation.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Ignite


AI-DRIVEN
BIOMARKERS
FOR PRECISION
MEDICINE

$164,772.73 Raised

Invest Now
15.0% Interest Rate

RAISED	INVESTORS
$164,772.73	46
MIN INVEST	**VALUATION CAP**
$496.47	$20M

REASONS TO INVEST

- Strategic Partnerships: Our partnership with Liquid Biosciences and SmartHealth Diagnostics enables us to bring products to the market efficiently to meet the growing demand for high-quality biomarker tests.

- Strong Market Position: To our knowledge, there is currently only one TNFi response test available in the market, which we believe has a higher error rate, is limited to patients with rheumatoid arthritis, which positions us well to capitalize on early-mover advantages in a high-growth market.

- Validation: Early studies suggest our test has close to 100% accuracy in detecting response and non-response.**

*Based on Ignite Biomedical’s internal analysis of published studies from Nature (2015), PMC (2014), and Forbes (2017). Response rates vary by condition and patient.

**The accuracy results cited are based on retrospective validation using third-party datasets and may not be indicative of future clinical performance. Further prospective validation studies are planned.

Ignite Biomedical’s TNFi diagnostic test has completed analytical validation and is currently in early development, with clinical validation and commercial availability still pending.

TEAM



Claudio Faria • Chairman and Chief Executive Officer

Claudio obtained his Doctor of Pharmacy from the Massachusetts College of Pharmacy as well as an MPH from the University of Massachusetts. Claudio trained as a Clinical Pharmacist at the Brigham & Women's Hospital in Boston and served as the Director of Clinical Research at the UMass Medical School's State Medicaid Program. He has spent the majority of his career (18 years) working in the Pharmaceutical Industry in various leadership roles focused on product access, drug pricing, medical economics, outcomes research, and product development. He is currently a Partner at Verdant Biosolutions, a life sciences consultancy firm, as well as a member of the Strategic Advisory Board of TheraIndx, a global pre-clinical CRO. Currently he also serves as the Chief Executive Officer and Chairman of Ignite Biomedical, where he was also an original co-founder.

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Jake Nichols • Co-Founder, Board Member, Principal Accounting Officer, and Chief Medical Officer

Jake is a pharmacist who has worked in many areas of healthcare including academia, primary care, managed care, and pharmaceutical industry. He received his PharmD from the Massachusetts College of Pharmacy in 2000 and his MBA from UMass Boston in 2007.

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Kimberly Baldwin • Board Member

Kimberly Baldwin is currently the Senior Vice President, Value & Access at Ipsen Biopharmaceuticals with over 20 years of experience spanning across Sales, Marketing, and Market Access. She has consistently driven progress in the field with her unwavering dedication and leadership. Kimberly became a member of Ignite Biomedical's Board of Directors in April 2024, bringing a wealth of knowledge and expertise while collaborating with a remarkable team to fulfill Ignite's mission and positively impact patients' lives around the globe.

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Patrick Lilley • Board Member

Patrick is co-founder and Chief Executive Officer of Liquid Biosciences, whose quantitative AI platform illuminates the underlying laws of biology and medicine. Patrick co-founded five additional diagnostic companies, two technology startups, and a hedge fund. He is co-inventor of 8 diagnostic tests, 2 pharmaceutical compounds, plus 75 patents and trade secrets in artificial intelligence, causality inference, and special-purpose algorithms. He was a member of the FDA/MDEpinet Blockchain and AI Task Force, and co-chair of its Artificial Intelligence subcommittee. Patrick has guest lectured at CalTech, MIT, Stanford, Berkeley, USC, and the FDA.

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Joseph Boswell • Board Member

Joseph is a thirty year life sciences industry executive with experience across pharmaceutical, biotech and medtech, as well as multiple therapeutic areas. Mr. Boswell is founder and Chief Executive Officer of GenMAV Inc., a healthcare advisory and digital platform firm; President of industry group ACCESS Forum; and serves on multiple boards of directors.

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Brent McCall • Board Member

Dr. Brent McCall has been a communication trainer, coach and consultant in the pharmaceutical industry for the last 22 years. He has worked with over 20,000 participants in over 70 different pharma companies.

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THE PITCH

Delivering on the Promise of Precision Medicine

We are focused on the development of AI-driven biomarkers for precision medicine in conditions related to autoimmune disease and behavioral health. Our blood-based tests utilize mRNA biomarkers to predict the likelihood of therapy response, with results in 24-48 hours. Our CEO Claudio Faria and CMO Jake Nichols both hold Doctorates from Massachusetts College of Pharmacy, and Master's degrees from the University of Massachusetts. Driven by the scientific and business experience of our key executives, we are planning to disrupt the current healthcare operating model by creating a platform for clinicians to provide the right therapy for the right patient at the right time.

Our Tumor Necrosis Factor Inhibitor (TNFi) test is designed to address a sizable market opportunity estimated at over $1.2 billion, which only considers first-time users[1]. We have raised $1.5 million in a pre-seed round and are seeking $10 million in our next funding round. The initial commercial launch for our TNFi biomarkers is planned for early 2027, contingent upon successful completion of development. Our main products are patent protected through 2038, allowing us to enjoy potential long-lasting competitive advantages during the commercialization phase.


What Sets Ignite Biomedical Apart
Our Mission
To innovate precision medicine expeditiously and responsibly for conditions that lead to tremendous morbidity, negatively impact quality-of-life
Our Vision
To address the unmet need for better objective decision support tools to accurately inform individualized treatment plans for patients
Our Focus
We are patient focused not product focused. We are committed to providing accurate solutions to problems impacting individual patients
Sizable Market Opportunity of
$1.2 Billion
by 2031
Our Deep and Diverse Pipeline


TEST
Discovery
Analytical Validation
Clinical Validation
Commerc ialization
Immunology
IGNB-001A
TNFi Response IBD Precision Blood Test
IGNB-001B
TNFi Response RA Precision Blood Test
IGNB-001C
TNFi Response PSA/PSO Precision Blood Test
IGNB-002
IBD Diagnostic and Prognostic Blood Test
IGNB-003
IBD Next Generation a4b7 Precision Blood Test
TEST
Discovery
Analytical Validation
Clinical Validation
Commerc ialization
Substance Use Disorder Biomarkers

THE PROBLEM

Solving a Trillion-Dollar Problem

Across FDA-approved products, only 36% of patients respond to therapy.** The remaining patients that do not respond represent an annual spend of nearly $2 trillion*** for zero benefits with a high risk of side effects. Our goal is to improve patient care, optimize clinical outcomes, and eliminate waste. Our joint venture partner's proprietary platform Emerge®, employing next-generation evolutionary computing, is designed to accurately discover algorithmic biomarkers for identifying patients who will respond and not respond to therapy, matching the right patient with the right therapy at the right time.

***This estimate is based on the Company's analysis of published response rates from Nature, PMC, and Forbes, using a conservative averaging approach.*

****This estimate reflects internal modeling based on public healthcare cost data and assumptions about the impact of non-response.*

In 2022, TNFi therapies, which target conditions such as rheumatoid arthritis, Crohn's disease, ulcerative colitis and psoriasis, generated revenue of more than $30 billion in the US. However, 70% of patients who received these treatments did not achieve the desired outcome from the prescribed therapies. Data also shows that more than 50%*** of patients discontinue prescribed TNFi within a year of starting treatment due to the ineffectiveness of these medications to achieve meaningful results. Our treatment response predictor is designed to eliminate these unnecessary costs, improve patient outcomes, and empower clinicians to make better individualized treatment decisions.

****This figure is based on proprietary claims data analyzed by the Company, supported by publicly available secondary sources.*


A Trillion-Dollar Problem
Nearly $2 trillion is Spent Annually
on FDA-approved therapies that don't provide optimal outcomes
Only 36% of Patients
respond adequately to treatment will all FDA-approved medications
50%+ of Patients
discontinue TNFi within a year of starting treatment
70% of Patients
who received treatment with a TNFi did not achieve the desired outcome
Our Solution
A highly accurate, validated AI-driven RNA-based, precision blood test
Our TNFi Precision Test
A blood-based test that uses our 8 novel RNA biomarkers to predict likelihood of responding to TNFi therapy
Identifies patients who respond and those who do not respond to TNFi therapy
Sample taken in the doctor's office before therapy is started, with results in 24-48 hours
PROJECTED 2025 MILESTONES
Initiate clinical validity study for IBD test
Commence analytical validation of substance use biomarkers
Secure additional intellectual property for development

**These milestones are forward-looking and based on current plans and assumptions. Actual results may differ due to a variety of factors.*

THE MARKET & OUR TRACTION

Leveraging Precision Testing for Market Expansion

TNFi treatments can cause serious, life-threatening side effects, leading to an additional $9 billion in annual spending.**** We believe our TNFi treatment response predictor (TRP) has the potential to save billions of dollars being spent for no reason. Our foundational TNFi predictor is intended to provide platform validation for all future tests, and we are planning to build on the success of the TNFi TRP blood test to expand into other immunology market opportunities. As part of our commercialization strategy, our next step is to publish our discovery data and validation results in peer-reviewed journals to facilitate dissemination to clinicians who prescribe TNFi therapies.

*****This estimate is based on the Company's internal analysis of published studies on treatment non-response, disease progression, and adverse event costs associated with TNFi therapies.*

Our long-term objective is to build a differentiated portfolio of AI-supported biomarker tests to help patients find the most effective treatments for their underlying health conditions efficiently and accurately. Our future target markets include biomarkers for substance use where Americans spend $700 billion annually and other behavioral health challenges. We have several other exciting products in our pipeline, including a diagnostic and prognostic blood test for IBD, a second treatment response predictor in IBD, and a portfolio of biomarkers for rheumatoid arthritis.

ABOUT

HEADQUARTERS
945 Concord Street, Suite 202
Framingham, MA 01701

WEBSITE
View Site

We are currently in the early development stages of our products, with our TNFi treatment response predictor test passing the first step of test development, analytical validation.

TERMS

Ignite Biomedical

Overview

INTEREST RATE
15.0%

VALUATION CAP
$20M

MATURITY DATE
Feb 6, 2027

FUNDING GOAL
$20K - $1.24M

DEADLINE
Jul. 29, 2025 at 6:59 AM UTC

Breakdown

MIN INVESTMENT
$496.47

OFFERING TYPE
Convertible Notes

DISCOUNT
20.0%

TYPE OF EQUITY
Common Stock

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$249,693	$725,006
Cash & Cash Equivalents	$233,657	$725,006
Accounts Receivable	$0	$0
Short-Term Debt	$1,235,394	$525,150
Long-Term Debt	$1,825,000	$1,500,000
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0

Taxes Paid	$0	$0
Net Income	-$2,513,567	-$1,548,172

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Common Stock in Ignite Biomedical. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $20,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 15.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Concurrent Offering Under Regulation D

The Company is conducting a concurrent offering of convertible promissory notes under Regulation D, Rule 506(c). These notes have substantially similar terms to those offered under this Regulation Crowdfunding offering, including a 15% interest rate, $1,000,000 conversion trigger, 20% discount, and $20,000,000 valuation cap. However, the Regulation D notes may convert into Preferred Stock in connection with a future equity financing, while notes offered under Regulation Crowdfunding will convert into Common Stock. Additionally, the Regulation D notes require a 67% noteholder approval threshold for amendments, compared to 51% for this offering. As of the date of this Form C, no Regulation D notes have closed, but the offering remains open and may raise up to $7,500,000. Please see the Dilution and Risk Factors section of the Form C for further information.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine noteholders. See 10% Bonus below.*

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive exclusive quarterly updates on R&D progress.

Early Bird 2: Invest $10,000+ within the first 2 weeks and receive Early Bird 1 Perks + an invitation to a virtual roundtable discussion with the executive team.

Early Bird 3: Invest $25,000+ within the first 2 weeks and receive Early Bird 1 and 2 Perks + opportunity to visit R&D lab (travel & lodging not included).

Amount-Based Perks

Visionary Leader: $10,000+ investment and receive early access info to new tech.

Revolutionary Pioneer: $25,000+ investment and receive new tech integrations.

Elite Innovator: $50,000+ investment and receive exclusive quarterly updates on R&D progress, VIP dinner with the CEO and board members (travel & lodging not included).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Ignite Biomedical, Inc. will offer a 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 16.5% instead of 15%.

This 10% increase in the annual interest rate is only valid during the investor’s eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate for which they are eligible.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one’s self, a friend or relative. Inter company debt or back payments.

ALL UPDATES

06.03.25

Insider Investment Notice

Two insiders of the company have invested a total of $20,700.00 in this offering. These investments were made by individuals related to officers of the company. Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.22.25

Ignite Biomedical's Recent Press Release

Ignite Biomedical and Liquid Biosciences Announce the Discovery of Biomarkers for the Diagnosis of Substance Use Disorder

Topic: Company Update

Tuesday, 08 April 2025 01:00 PM

Discovery data demonstrates strong sensitivity and specificity in detecting active disease across six different types of substance use disorder

FRAMINGHAM, MA / ACCESS Newswire / April 8, 2025 / Ignite Biomedical, Inc. ("Ignite"), a leader in AI-driven biomarker innovation for precision medicine, along with Liquid Biosciences ("Liquid"), today announced the discovery of biomarkers to diagnose substance use disorder (SUD). We believe this achievement underscores Ignite's ability to leverage their technology to expand into areas of medicine beyond inflammatory disease, while maintaining their focus on those disease states with a tremendous unmet need and public health impact. Development of a test evaluating these newly identified biomarkers is planned to begin within the next six months, kicking off with the process of analytical validation. If that milestone is met, the company plans to launch clinical studies to evaluate the test's accuracy in patients battling SUD.

Ignite's diagnostic test will aim to detect the presence of active disease in patients with opioid, cocaine, methamphetamine, alcohol, nicotine, and cannabis use disorders. In partnership with Liquid, the team has identified a core set of biomarkers, some of which have not previously been associated with addiction and span all six SUDs mentioned above. This novel discovery marks progress in our understanding of addiction, including its core biological underpinnings, and may eventually lead to the identification of new therapeutic drug targets.

Reducing the Stigma of Addiction

Ignite's SUD diagnostic test aims to help clinicians more accurately diagnose addictive disease and will also help reduce the stigma that prevents so many from seeking treatment. "Only about 16% of those with SUD receive treatment," said Jake Nichols, Co-Founder & Chief Medical Officer of Ignite, who is in long-term recovery himself. "When we examine the reasons cited, stigma always rises to the top of the list. In addition, many do not feel the need to seek care, as they do not accept that addiction is a disease. It is our hope that this objective and rapid test will help the healthcare system, as well as those with SUD, acknowledge the presence of a disease which can be effectively treated."

Early Diagnosis is Essential for Optimizing Treatment

Early diagnosis of SUD can prevent long-term complications that frequently arise. "Diagnosing addictive disease has always been based upon identification of behavioral issues related to substance use," said Dr. Stuart Gitlow, Senior Vice President of Clinical Development at Ignite. "This results in diagnoses being determined quite late in the disease course. With Ignite's new diagnostic, early identification and more economic means of intervening and treating are now possible prior to any severe disease consequences taking place. Remarkably, these new data also suggest why an individual might primarily use one substance rather than another. Although studies dating from the 1970s indicated a biologic origin of such outcomes, findings now indicate what biologic mechanisms are likely in play."

About Ignite Biomedical

Ignite Biomedical is at the forefront of AI-driven biomarker discovery and development for precision medicine. The company's flagship product, the Tumor Necrosis Factor Inhibitor Treatment Response Predictor (TNFi TRP), is designed to identify patient responders and non-responders to TNFi therapy. Ignite's broader pipeline plans to target areas of unmet medical need, including immunology, behavioral health, and substance use disorders. Our scientific and commercialization approach is designed to accurately discover and develop algorithmic biomarkers, which can be used to develop diagnostics, TRPs, and potential drug targets. Across all FDA approved products, only 36% respond to therapy, leaving 64% of patients facing risk of side effects and financial burden with no clinical benefit. Treatment non-response accounts for over $1 Trillion annually in wasted healthcare spending. Our mission is to alleviate this healthcare problem by commercializing diagnostics and TRPs to facilitate accurate diagnosis and better inform individualized drug therapy decisions.

For more information, visit https://www.ignitebiomedical.com/.

Forward-Looking Statements

Forward-looking statements in this press release are based on our future expectations, plans prospects, and assumptions regarding matters that are not historical facts, may constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. The words "termed," "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. Therefore, we caution you against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance.Any forward-looking statement made by us in this document speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

While we aim to bring essential diagnostics and treatment response predictors to the forefront of medicine, potential investors should consider the risks involved, including the speculative and illiquid nature of this investment. Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.24.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Ignite Biomedical offering. Here's an excerpt describing the specifics of the change:

---

1. Corrected the class of securities the Reg CF convertible notes would convert into from Seed Series Preferred Stock to Common Stock and adjusted the subscription agreement accordingly. 2. Disclosed a concurrent Regulation D offering of convertible notes with similar terms to the Reg CF notes, but which may convert into Seed Series Preferred Stock and include different investor rights, with a related risk factor added. 3. Added $900,000 in additional outstanding convertible notes, issued after the original Form C filing, now reflected in the Company Securities, Recent Offerings of Securities, and Indebtedness sections. 4. Adjusted the use of proceeds to include vendor, salary, and debt payments. 5. Disclosed the CEO and Board Chairman's compensation from the company. 6. Added disclaimers regarding the company's product performance testing, product's pre-market status, market analyses, and the product's potential market impact. 7. Reduced the minimum offering amount to $20,000, increased the maximum offering amount to $1,235,000, and updated use of proceeds accordingly. 8. Extended the offering end date to July 28th, 2025.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

03.24.25

Secured IP for second test in IBD

Ignite Biomedical has acquired rights to potentially develop a biomarker-based blood test to predict treatment response for a4B7 inhibitors in Inflammatory Bowel Disease (IBD). This drug class is utilized as a 1st-line treatment option alongside TNFi therapy in IBD. It is unknown how many of these patients respond to therapy but our aim is to assist in confirming that the right patient receives the right therapy, at the right time with our blood test.

Join the Ignite family and help us bring essential diagnostics and treatment response predictors to the forefront of medicine!

While we aim to bring essential diagnostics and treatment response predictors to the forefront of medicine, potential investors should consider the risks involved, including the speculative and illiquid nature of this investment. Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.17.25

Biomarkers for Addiction Are Here

Ignite Biomedical has secured the intellectual property to develop a biomarker-based blood test that may diagnose addiction. More commonly referred to as substance use disorder (SUD), there are close to 40 million adult Americans battling this disease annually. Close to 95% of those individuals do not seek treatment or think they should get it.

"The availability of this test may not only close that gap, but also have a tremendous effect on reducing the stigma that is commonly perpetuated that addiction is a choice rather than a disease", according to co-founder and Chief Medical Officer, Jake Nichols.

Join the Ignite family and help us bring essential diagnostics and treatment response predictors to the forefront of medicine!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.09.25

Ignite to Pitch at IBD Shark Tank Event in NYC

We are honored to pitch our innovative technology at the Crohn's & Colitis Foundation's (CCFA) IBD Innovate Shark Tank Event on April 10th in New York, NY. Ignite has been nominated as a finalist for the CCFA IBD Venture Grant, which is expected to be awarded in 2025, though there is no guarantee of receiving the grant.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% interest rate in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus interest rate on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$10,000

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$10,000+ investment and receive early access info to new tech.

$25,000

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$25,000+ investment and receive new tech integrations.

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$50,000+ investment and receive exclusive quarterly updates on R&D progress, VIP dinner with the CEO and board members (travel & lodging not included).

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JOIN THE DISCUSSION

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W Kim Colich
4 months ago

Hi, Would you please provide some details on your IP Portfolio? Thanks. Blessings

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Claudio Faria
Ignite Biomedical • 4 months ago

Thank you for your question. Everything you see in the pipeline section above is secured IP. Thus far we have IP securing Treatment Response Predictors (TRPs) for the 2 largest drug classes in Inflammatory Bowel Disease (IBD), an IBD diagnostic/prognostic, and then a Substance Use Disorder precision test that will serve as the first diagnostic tool in this disease and subsequently allow us to develop TRPs in that space as well. Lastly, our TNFi TRP (pilot program) is being developed across 9 indications with IBD being the first and set to enter our first clinical study.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

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Hitting The Target Goal Early & Oversubscriptions

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<u>Minimum and Maximum Investment Amounts</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:46 PM 12/10/2024
FILED 02:46 PM 12/10/2024
SR 20244445835 - File Number 7116410

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF IGNITE BIOMEDICAL, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Ignite Biomedical, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Ignite Biomedical, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 2, 2022.

2. That the Board of Directors of the Corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Ignite Biomedical, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 8 The Green, STE A, Kent County, Dover, Delaware 19901. The name of its registered agent at such address is A Registered Agent, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 852,729 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. DIVIDENDS

1. Dividends. No dividends shall be paid on any share of Common Stock unless a dividend is paid with respect to all outstanding shares of Preferred Stock in an amount for each such share of Preferred Stock equal to or greater than the aggregate amount of such dividends for all shares of Common Stock into which each such share of Preferred Stock could then be converted. The right to dividends on shares of Preferred Stock shall not be cumulative, and no right shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared in any period, nor shall any undeclared or unpaid dividend bear or accrue interest.

B. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

C. PREFERRED STOCK

852,729 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Seed Series Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Seed Series Preferred Stock.

1. Voting. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred

Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

2. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

2.1 Right to Convert.

2.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Seed Series Preferred Stock shall initially be equal to the Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. The "Original Issue Price for the Preferred Stock is $11.80.

2.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation.

2.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

2.3 Mechanics of Conversion.

2.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the

Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

2.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

2.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

2.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

2.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon

conversion of shares of Preferred Stock pursuant to this Section 2. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

2.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 2.4 shall become effective at the close of business on the date the subdivision or combination becomes effective. The "**Original Issue Date**" is the date upon the first sale of a Preferred Stock.

2.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

2.5.1 the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

2.5.2 the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 2.5.2 as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have

received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

2.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section A.1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

2.7 Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 2.5 or 2.6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 2 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 2 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

2.8 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 2, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

2.9 Notice of Record Date. In the event:

2.9.1 the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

2.9.2 of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation; or

2.9.3 of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

3. Mandatory Conversion.

3.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of one (1) times the Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $10,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 2.1.1 and (ii) such shares may not be reissued by the Corporation. "**Requisite Holders**" means holders of Preferred Stock, individually and/or in the aggregate, holding greater than fifty percent (>50%) of the outstanding Preferred Stock.

3.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 3. Such notice

need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4. Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

5. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

C. DRAG ALONG RIGHTS

1. In the event that any stockholder or any group of stockholders acting together or pursuant to a common plan or arrangement, proposes to sell, or otherwise dispose of, to a Third Party (a "**Purchaser**") shares of capital stock of the Corporation representing more than fifty percent (50%) of the then outstanding shares of capital stock of the Corporation (a "**Majority Sale**"), such stockholder(s) (the "**Proposing Stockholders**"), shall have the right (the "**Drag Along Right**") to require each of the other stockholders (the "**Non-Control Stockholders**") to sell, transfer, and deliver, or cause to be sold, transferred, and delivered, to the Purchaser the same percentage of shares of capital stock held by each such Non-Control Stockholder as the percentage of the shares of capital stock held by the Proposing Stockholders that the Proposing Stockholders

propose to sell to the Purchaser (e.g., if the Proposing Stockholders propose to sell one hundred percent (100%) of the capital stock held by the Proposing Stockholders, then each Non-Control Stockholder shall be required to sell one hundred percent (100%) of the capital stock held by such Non-Control Stockholder), upon the same terms (including the purchase price) and subject to the same conditions as are applicable to the Proposing Stockholders. "**Third Party**" means any individual or entity who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any capital stock of the Corporation or (b) is not a Permitted Transferee of any individual or entity who directly or indirectly owns or has the right to acquire any capital stock of the Corporation. "**Permitted Transferee**" means a recipient of a Permitted Transfer (as defined in the Bylaws of the Corporation).

2. The Proposing Stockholders shall provide notice to each of the Non-Control Stockholders of (a) the Proposing Stockholders' intent to exercise their Drag Along Right; (b) the identity of the proposed Purchaser in such Majority Sale; and (c) a summary of the purchase price and other relevant terms and conditions of such Majority Sale, no later than ten (10) days prior to the proposed closing of such Majority Sale. At the closing of the sale pursuant to the Drag Along Right, the Proposing Stockholders and the Non-Control Stockholders subject to such Drag Along Right shall deliver to the proposed Purchaser certificates representing their shares of capital stock, duly endorsed in blank for transfer or accompanied by stock powers duly endorsed in blank. Each Non-Control Stockholder shall vote all the shares of capital stock held by such stockholder in favor of, or to consent to, and raise no objections against the Majority Sale and/or Drag Along Right and shall promptly take all actions reasonably necessary or desirable (in the judgment of the Proposing Stockholders) to facilitate the consummation of the Majority Sale and Drag Along Right. Without limiting the foregoing, each Non-Control Stockholder shall (i) not exercise any appraisal or similar rights with respect to the Majority Sale and/or Drag Along Right, if applicable; (ii) sell or exchange the shares of capital stock of the Corporation held by such Non-Control Stockholder on the terms and conditions approved by the Proposing Stockholders; and (iii) enter into and become a party to any merger agreement, stock purchase agreement, or other agreement entered into by the Corporation and/or the Proposing Stockholders in order to effect such Majority Sale and Drag Along Right.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside

the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and

Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

* * *

[Signature Page to the Amended and Restated Certificate of Incorporation]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 29 day of April, 2024.

DocuSigned by:

By: Claudio Faria

Claudio Faria, CEO

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be

subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2023, and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions.

All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the

previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of

the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS,

RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10. Voting Proxy.

Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:	

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2025 - CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1. **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on February 6, 2027 (the "Maturity Date").

2. **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of

%%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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